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April 28, 2009

VIA REGULAR MAIL

Ms. Elaine E. Richards, Esq.
c/o U.S. Bancorp Fund Services, LLC
2020 E. Financial Way, Suite 100
Glendora, CA  91741

Re:          Rule 485(b) Representation of Counsel

Dear Ms. Richards:

We are counsel to Professionally Managed Portfolios (the “Registrant”).  You have asked us to review Post-Effective Amendment No. 341 to the Registrant’s Registration Statement on Form N-1A (File Nos. 33-12213 and 811-05037) (the “Amendment”) which is being filed pursuant to paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended.

Based on our limited review of the sections of the Amendment that you have indicated implement changes to the Registrant’s disclosures, and of correspondence with members of the SEC staff that you have provided, we hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 28, 2009

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your April 9, 2009 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 334 to its registration statement.  PEA No. 334 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 27, 2009, and will become effective 60 days after filing on April 28, 2009.  The purpose of PEA No. 334 was to reflect certain material changes made to the Funds’ investment objectives, investment policies and description of their investment strategies.  Registrant is filing this PEA No. 341 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 341 will become effective simultaneously with PEA No. 334 on April 28, 2009.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus Comments

1.
The Winslow Green Growth Fund proposed removing its “80% investment policy” asserting that the Fund’s name did not require compliance with Rule 35d-1 under the Investment Company Act of 1940.  Please consider retaining the Fund’s 80% investment policy as the Fund’s name contains the word “Green” suggesting that it will invest in securities related to environmentally-friendly corporations.  Additionally, please consider adding an 80% investment policy to the Winslow Green Solutions Fund.

The Trust responds by noting that although it does not necessarily agree that the Funds’ names necessitate compliance with Rule 35d-1, it has decided to retain the 80% investment policy with respect to the Winslow Green Growth Fund.  Additionally, the Trust has adopted an 80% investment policy for the Winslow Green Solutions Fund.

2.
On pages 12 and 14, it indicates that each Fund will invest in foreign issuers, but excludes ADRs from the maximum percentage amount the Fund intends to invest in such issuers.  Please provide a maximum percentage of foreign investments including ADRs.

The Trust responds by revising the sentences noted as follows:

Winslow Green Growth Fund:  The Fund concentrates its investments in domestic securities, but it may invest up to 20% of assets (~~excluding~~ including American Depositary Receipts (“ADRs”)) in foreign securities and emerging markets.

Winslow Green Solutions Fund:  The Fund may invest up to 50% of assets (~~excluding~~ including American Depositary Receipts (“ADRs”)) in foreign securities and emerging markets.

3.
On page 25 of the Prospectus under the sub-heading “Through a Financial Intermediary” under How to Redeem Shares, please clarify the fourth sentence to indicate that orders can be received by Financial Intermediaries.

The Trust responds by rewording the referenced sentence as follows:

For redemption through Financial Intermediaries, orders will be processed at the NAV per share next effective after receipt of the order by your Financial Intermediary.

4.
Please correct the dollar reference in the Net Assets line item shown in each Fund’s Financial Highlights tables.  It indicates that the amounts shown are in “millions”, but the actual dollars presented appear to be in “thousands”.

The Trust responds by correcting the presentation so that the wording matches the dollar amounts presented in the Financial Highlights table.

SAI Comments

5.	On page 6 of the SAI, please indicate the maximum percentage the Winslow Green Solutions Fund may invest in India Participatory Notes.

The Trust responds adding a sentence into the SAI that states that the Winslow Green Solutions Fund may invest up to 5% in India Participatory Notes.

6.
On page 19 of the SAI, under “Investment Restrictions,” please clarify in Investment Restriction #1 that reverse repurchase agreements would be considered a type of borrowing instrument that would be limited to the 1/3 borrowing restriction under the Investment Company Act of 1940.  Additionally, where appropriate, please highlight some of the main 1940 Act restrictions or requirements throughout the Funds’ listing of Investment Restrictions.  Finally, please address the Funds’ policy with respect to leveraging in general.

The Trust responds by the following paragraph after the listing of Investment Restrictions:

With respect to the fundamental policy relating to borrowing money set forth in (1) above, the 1940 Act permits a Fund to borrow money in amounts of up to one-third of a Fund’s total assets from banks for any purpose, and to borrow up to 5% of a Fund’s total assets from banks or other lenders for temporary purposes.  To limit the risks attendant to borrowing, the 1940 Act requires the fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings.  Asset coverage means the ratio that the value of a Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.  Borrowing money to increase a Fund’s investment portfolio is known as “leveraging.”  Borrowing, especially when used for leverage, may cause the value of a Fund’s shares to be more volatile than if a Fund did not borrow.  This is because borrowing tends to magnify the effect of any increase or decrease in the value of a Fund’s portfolio holdings.  Borrowed money thus creates an opportunity for greater gains, but also greater losses.  To repay borrowings, a Fund may have to sell securities at a time and at a price that is unfavorable to the Fund.  There also are costs associated with borrowing money, and these costs would offset and could eliminate a Fund’s net investment income in any given period.  Currently, neither Fund contemplates borrowing money for leverage, but if a Fund does so, it will not likely do so to a substantial degree.  The policy in (1) above will be interpreted to permit a Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act.  Reverse repurchase agreements may be considered to be a type of borrowing.  Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy.  Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.  Such trading practices may include futures, options on futures, forward contracts and other derivative investments.

7.	On page 20 of the SAI, under “Investment Restrictions,” please clarify in Investment Restriction #7 that only up to 1/3 of Fund assets are permitted to secure any borrowings.

The Trust responds by revising the referenced restriction as follows:

7.  Pledge, mortgage or hypothecate up to one-third of its assets except to secure permitted borrowings or loan securities as described above.  Furthermore, this restriction shall not prohibit either Fund from engaging in options transactions or short sales in accordance with its investment objective and strategies

8.
On page 20 under “Investment Restrictions,” it indicates that the Winslow Green Growth Fund has two additional non-fundamental limitations compared to the Winslow Green Solutions Fund.  Please explain the reason for the difference.

The Trust responds by noting that it retained the form of investment restrictions for each Fund during the reorganization in May 2008 out of the Forum Funds trust.  Now that a full year has passed since the Funds’ reorganization, the Trust’s Board of Trustees intends to review Funds’ non-fundamental investment restrictions and will determine what if any changes need to be made.

9.	On page 30 under “The Funds’ Investment Adviser,” please correct the tabular presentation of the advisory fees paid and amounts waived.

The Trust responds by revising its presentation as shown below, clarifying that the Adviser did not retain any advisory fees for the Winslow Green Solutions Fund.

The tables below show the dollar amount of fees payable to Winslow by the Funds, the amount of fee that was waived by Winslow, if any, and the actual fees received by Winslow for the fiscal periods ended December 31.

Winslow Green Growth Fund	Advisory Fee Payable	Advisory Fee Waived	Advisory Fee Retained
Year Ended December 31, 2008	$3,024,596	$99,518	$2,925,078
Year Ended December 31, 2007	$2,458,119	$66,795	$2,391,324
Year Ended December 31, 2006	$2,024,299	$94,180	$1,930,119

Winslow Green Solutions Fund	Advisory Fee Payable	Advisory Fee Waived	Advisory Fee Retained
Year Ended December 31, 2008	$158,704	$158,704	$0*
November 1, 2007 - December 31, 2007	$9,481	$9,481	$0**
*During the fiscal year ended December 31, 2008, Winslow not only waived all of its advisory fees, but it paid $117,694 of the Fund’s other expenses.
** During the fiscal period ended December 31, 2007, Winslow not only waived all of its advisory fees, but it paid $35,441 of the Fund’s other expenses.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/  Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul, Hastings Janofsky, & Walker LLP